GENERAL ELECTRIC COMPANY PLC

1ST April 1999

GEC EXTENDS CLOSING DATE FOR RELTEC TENDER OFFER TO 8TH APRIL

The General Electric Company, p.l.c. ("GEC") announced today the extension of the tender offer commenced on 5TH March 1999, by its wholly owned subsidiary GEC Acquisition Corp., to purchase all of the outstanding shares of common stock of RELTEC Corporation "RELTEC" (NYSE:RLT) at $29.50 per share. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, 8 April, 1999, unless the tender offer is further extended.

Approximately 51,578,163 RELTEC shares have been tendered and not written to date in response to the tender offer.

The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United
States.


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